

Confidential!

Apeiron Investment Group Ltd
66 & 67, Beatrice
Amery Street
Sliema SLM1707
Malta

Frederik Gottlob
Corporate Banking

Telefon +49 40 350 60-5436

frederik.gottlob@berenberg.com

14. August 2025

Amendment Agreement No. 4 to our Credit Facility Agreement dated 15 January 2025, amended by Amendment Agreement dated 29 January 2025, Amendment Agreement No. 2 dated 20 March 2025 and Amendment Agreement No. 3 dated 7 July 2025 (the" Credit Facility")

Dear Sir or Madam,

Reference is made to our Credit Facility and our latest discussions. We would like to confirm the decrease of the Credit Amount based on our General Business Conditions as set out below:

1. Credit amount

▮▮▮▮▮▮▮ (in words: ▮▮▮▮▮▮▮)

The decrease is relocated to a new Credit Facility amounting to a total of ▮▮▮▮▮▮▮ made available to you on the same date, for the purchase of ATAI Life Science shares.

The Guarantee of Mr. Christian Berthold Angermayer dated 17 January 2025 amounting to ▮▮▮▮▮▮▮ will be substituted by a new Guarantee for ▮▮▮▮▮▮▮ forwarded to you with the new Credit Facility on the same date.

10. Cover Limit
Amended to read as follows:

The Amount drawn under this Credit Facility and the Credit Facility of this day shall be covered by pledged securities as follows:

- The share value of ▮▮▮▮▮▮▮ ATAI Life Sciences N.V. must cover the amount drawn down under this Credit Facility and the Credit Facility of this day.
- The collateral value of the following securities shall cover at least 60% of the fully drawn total credit amount (Securities-Pool I).
  - ➢ ▮▮▮▮▮▮▮
  - ➢ ▮▮▮▮▮▮▮
  - ➢ ATAI Life Sciences N.V.



Joh. Berenberg, Gossler & Co. KG
Neuer Jungfernstieg 20 · 20354 Hamburg · Telefon +49 40 350 60-0 · info@berenberg.de
Registered Office: Hamburg · Amtsgericht (local court) Hamburg HRA 42659






The shares of ███████████████ ATAI Life Sciences N.V. will be assessed for the calculation of the collateral value with ██% of the current market value until further notice. The shares of ██████████ will be assessed with ██% of the current market value until further notice.

- If necessary, further securities are to be transferred as additional collateral to the custody account no. ██████████ after consultation with Berenberg (Securities-Pool II). Maximal 40% of the fully drawn credit line shall be covered by the collateral value of Securities-Pool II. We reserve the right to decide which securities will be assessed at which assessment ratio.

We reserve the right to decide whether the ██% assessment ratio for Security Pool II is to be maintained, depending on the proportion of the portfolio and the tradability of the individual securities, or to request a replacement of securities, considering regulatory or risk reasons.

All other terms and conditions of our Credit Facility remain unchanged.

Acceptance
Please confirm your acceptance of the Amendment Agreement No 4 by returning the enclosed copy after due execution.

Yours sincerely,

Joh. Berenberg, Gossler & Co. KG

████████████████████████████

-signature sheet to follow-



Accepted:

Place/date   Apeiron Investment Group Ltd

....

I have received a copy of this Amendment Agreement No. 4 and agree with the contents.

Place/date   Christian Berthold Angermayer

....

